

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Michael Hill
Chief Executive Officer
Lux Digital Pictures
347 Chapala Street
Santa Barbara, CA 93101

     Re: **Lux Digital Pictures, Inc.**
              Current Report on Form 8-K
              Filed September 7, 2012
              Response dated October 18, 2012
              File No. 333-153502

Dear Mr. Hill:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated October 2, 2012. You state your belief that Lux Digital Pictures is not and has not ever been a shell company. Pursuant to Rule 12b-2 of the Securities Act, a shell company includes a company with "assets consisting of any amount of cash and cash equivalents and nominal other assets." We believe that in circumstances where a company would otherwise be a shell company but for assets that were placed in the company by a promoter (or their affiliates) and those assets are returned to the promoter or its affiliate before, upon completion of, or shortly after a business combination transaction those assets would be considered "nominal" for purposes of the definition of a shell company. See Section II.A.3 of Commission Release 33-8587. In the Asset Purchase Agreement, among Lux Digital Pictures, Inc.,

SteamTrack Media, Inc. and RadioLoyalty, Inc., filed as Exhibit 10.1 to the Form 8-K filed on September 7, 2012, you disclose the following:

> On May 16, 2012, the Company's Chief Executive Officer executed a stock purchase agreement (the "SPA") with Lux Digital Pictures, Inc. ("Lux"), a company that is publicly-traded on the Over-the-Counter stock market in the United States of America. The SPA provided for a contribution of assets by the Chief Executive Officer, namely the Watchthis™ software. The Watchthis™ software was previously owned by the Company and was distributed to the Chief Executive Officer as a $83,020 one-time-dividend on May 16, 2012 in order to satisfy certain conditions of the SPA. The SPA caused the Chief Executive Officer to become the controlling shareholder of Lux subject to his obligation to execute a transaction whereby the Company is acquired by Lux and becomes a wholly-owned subsidiary of Lux by October 1, 2012. As a result of the SPA, and assuming the transactions contemplated by the SPA occur as planned, the Company will control Lux, thereby becoming a public company.

This disclosure seems to imply that the primary purpose of the dividend by RadioLoyalty of the Watchthis software and subsequent contribution of this software to Lux Digital by Michael Hill was to facilitate the business combination transaction between Lux Digital and RadioLoyalty. Please explain to us why the Watchthis software assets should not be considered "nominal" for purposes of the definition of a shell company.

2. We also note your intent to amend your Form 8-K to provide the required Form 10 information "as soon as practicable." Please note that pursuant to Item 2.01(f), 5.01(8) and 9.01(c) of Form 8-K the Form 10 information and financial statements required to be filed by a registrant that was a shell company "must be filed in the initial report" and may not be filed by amendment up to 71 calendar days after the date that the initial report on Form 8-K must be filed.

3. We note your responses to comments 1 and 2 from our letter dated October 2, 2012. We note that RadioLoyalty, Inc. was incorporated on November 30, 2011. We also note that RadioLoyalty, Inc. acquired the assets and liabilities from Lenco Mobile on November 30, 2011. Please confirm to us, if true, that Radio Loyalty, Inc, did not generate revenues prior to the Lenco Mobile's acquisition. Please confirm to us, if true, that all the revenues reflected in RadioLoyalty, Inc.'s unaudited statements of operations for the period of inception (November 30, 2011) through May 31, 2012 relates to the revenue-producing activities associated with the assets and liabilities acquired from Lenco Mobile, Inc. If true, it appears that RadioLoyalty, Inc. acquired a predecessor business and therefore audited financial statements for that that predecessor business are required for the periods specified in Rule 8-04(b) of Regulation S-X. Please revise or provide us with a detail analysis addressing all the factors outlined in Rule 11-01(d) of Regulation S-X supporting

your position. In this regard, please note that in the analysis, it is not relevant that the revenue-producing activity associated with the assets and liabilities acquired by RadioLoyalty, Inc. is not the same as the revenue producing activities associated with the business operated by Lenco.

Tell us the consideration paid by RadioLoyalty, Inc. to acquire the assets and liabilities from Lenco Mobile, Inc. Also, tell us of the business rationale for incorporating RadioLoyalty, Inc on November 30, 2011 and simultaneously entering into the agreement to acquire the assets and liabilities from Lenco Moblile, Inc. Tell us why you negotiated with Lenco to ensure that revenues from October 2011 forward would be assigned to the Company and the related accounts receivable would be collectible only by the Company.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Mark J. Richardson, Esq.
        Richardson & Associates